SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2Q09 Trade Balance

Rio de Janeiro, 06 August, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces the result of its 2nd quarter 2009 (2Q09) Trade Balance, based on exports and imports of oil and oil products, registered according to national and international accounting principles followed by Petrobras, without considering natural gas, liquefied natural gas (LNG) and nitrogenous. The table bellow presents detailed information.

The net export for the 2Q09 was US$ 1.45 billion, an increase of approximately 600% in relation to 2nd quarter 2008 (2Q08), as a result of 9% increase of oil and LNG production, and the increase of the net oil and oil products export, measured by volumes, which was 267 thousand barrels per day in the 2Q09, 330% higher than the 2Q08. The net export increase was influenced by the reduction of 28% in the oil products import, highlighting the reduction of 50% of diesel import as a result of the investments in the refineries to increase its capacity to produce diesel and the reduction of the demand in the agribusiness segment and the supply of diesel to the thermo plants in the 2Q08.

	Thousand Barrels per day
	2Q09	2Q08
Imports
Oil	361	441
Oil Products	121	167

	482	608

Exports
Total Oil Exports	512	425
Total Oil Products Exports	237	245

	749	670

Net Exports (Oil and Oil Products)	267	62

	In Million Dollars
	2Q09	2Q08
Imports (*)
Oil	1.943	4.865
Oil Products	588	1.907

	2.531	6.772

Exports (**)
Total Oil Exports	2.635	4.599
Total Oil Products Exports	1.348	2.380

	3.982	6.980

Net Exports (Oil and Oil Products)	1.451	208

*FOB Values (without freight and insurance)
**Exports calculated based on the total sales value for all the Inconterms

www.petrobras.com.br/ri/english
     Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.